

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Brandon H. LaVerne
Chief Financial Officer
Ontrak, Inc.
2120 Colorado Avenue, #230
Santa Monica, California 90404

      Re: Ontrak, Inc.
          Registration Statement on Form S-3
          Filed September 11, 2020
          File No. 333-248770

Dear Mr. LaVerne:

      We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3 filed September 11, 2020

Cover Page

1.   Please note that Securities Act Rule 416 does not apply to shares issuable upon conversion of securities where the conversion is determined by fluctuating market prices. Revise the offer to register a reasonable good-faith estimate of the maximum amount of shares necessary to cover conversions of the preferred stock. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 213.02.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mitchell Nussbaum, Esq.